

April 26, 2012

William H. Rogers, Jr.
President and Chief Executive Officer
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

      Re: **SunTrust Banks, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               Form 8-K filed April 23, 2012
               File No. 001-08918

Dear Mr. Rogers:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 29

Asset Quality, page 44

1. We note your disclosure that you continue to be proactive in your credit monitoring and management processes to provide early warning of problem loans. However, we were unable to locate any additional disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not

otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Contractual Commitments, page 83

2. We note based on footnote one to your table that your table of contractual obligations excludes the related interest expense on your long-term debt obligations and time deposits, which appears to be quite significant based on your disclosure on page 100 of interest expense on your long-term debt and interest-bearing deposits and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Notes to the Financial Statements

Note 1 – Significant Accounting Polices, page 104

Loans, page 106

3. We note your disclosure that other direct and indirect consumer loans, as well as residential mortgages, residential construction and home equity products are moved to nonaccrual status once they become 60 days past due. Please tell us why these loans are moved to nonaccrual status rather than charged-off or charged-down to their collateral values less cost to sell at the time of notification of the bankruptcy filing.

Note 4 – Trading Assets and Liabilities, page 114

4. We note your disclosure that you have pledged $770 million and $823 million of certain trading assets and cash equivalents to secure $747 million and $793 million of repurchase agreements as of December 31, 2011 and 2010, respectively. Please tell us whether the transferee has the right by contract or custom to repledge the collateral. If so, in future filings, please disclose these amounts in the statement of financial position separately from other assets not so encumbered as required by ASC 860-30-45-1.

Note 5 – Securities Available for Sale, page 115

5. We note your disclosure that you have pledged AFS securities to secure public deposits, repurchase agreements, trusts, and other funds, with a fair value of $9.1 billion and $6.9 billion as of December 31, 2011 and 2010, respectively, as well as your shares of Coke common stock. Please tell us whether the transferee has the right by contract or custom to repledge the collateral. If so, in future filings, please disclose these amounts in the statement of financial position separately from other assets not so encumbered as required by ASC 860-30-45-1.

Note 17 – Derivative Financial Instruments, 157

6. We note footnotes 5 and 6 to the Notional and Fair Value of Derivative Positions table on page 159 state that futures contracts are settled in cash daily with the exchange, and as a result there are no balance sheet amounts recognized. Please clarify for us whether you actually close-out your futures transactions on a daily basis or whether these represent open transactions that are fully collateralized with the exchange. If the latter is true, please tell us if the gross fair value of these positions are either disclosed in this table or in your fair value hierarchy table on page 171 and if not provide your analysis of the guidance in ASC 820-10-50-3 and ASC 815-10-50-4B supporting your presentation.

7. We note your disclosure in footnote one to the Impact of Derivatives on the Consolidated Statements of Income/(Loss) and Shareholders' Equity table on page 161 that you reclassified $202 million in pre-tax gains from AOCI into net interest income related to hedging relationships that have been previously terminated or de-designated. We also note that you reclassified $130 million related to this in 2010 and $31 million in 2009. Please respond to the following:
   - Tell us the hedged items that these amounts relate to, and the reasons the amounts are being reclassified into earnings.
   - Tell us whether the same hedged items are driving the reclassifications during each of these three years.
   - Tell us the amount remaining in AOCI that has yet to be reclassified into earnings and your estimate of when these reclassifications will occur.

Note 18 – Reinsurance Arrangements and Guarantees, page 166
Loan Sales, page 167

8. We note your disclosure on page 168 that provides a roll-forward of your mortgage repurchase liabilities. Please revise your future filings to provide a breakout of the repurchase provision between additions due to changes in estimates related to prior sales versus increases resulting from new sales of loans during the period. In your response, please provide us with a revised roll-forward with this information.

Note 19 – Fair Value Election and Measurement, page 170

9. We not your disclosure on page 178 that the primary drivers of the fair values of derivative instruments are the underlying variables, such as interest rates, exchange rates, equity, or credit and you use market-based assumptions for all of the significant inputs, such as interest rate yield curves, quoted exchange rates and spot prices, market implied volatilities and credit curves. In the next paragraph you state that for credit valuation adjustments for your derivative counterparties you use a proprietary internal risk rating system that utilizes counterparty-specific probabilities of default and loss given default (LGD) estimates. Please clarify how credit valuation adjustments are derived (credit curves versus internal risk rating systems) as the two sentences appear to be inconsistent in terms of your methodology used.

Form 8-K filed April 23, 2012

General

10. On your earnings call you noted that several banks this quarter had reclassified into non-performing loans, performing home equity lines that are behind delinquent first mortgages, but based upon your existing accounting policies and practices, you did not believe it was necessary to make a similar reclassification. With respect to these loans, please address the following:
    *   Please quantify the amount of junior lien loans that are performing but are behind delinquent first mortgages serviced by you or another party. To the extent that you do not have direct information about the delinquency status of a portion of the first mortgages that exist ahead of your junior lien, please tell us whether you considered declines in FICO score as an indication of the delinquency status of the first mortgages.
    *   Tell us your reasons for not reclassifying these loans and whether you considered the regulatory guidance issued in January 2012, "Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties."
    *   Tell us how this sub-category of junior liens would be reflected under your existing non-performing loan policies. For example, we note that you had total non-performing home equity products in the mid $300 million range for each of the three years ended December 31, 2011. Tell us whether any of these loans balances were classified as non-performing loans even though your junior lien was current and performing.
    *   You also noted on the call that if you were ever requested or required to put the current performing loans into a non-performing category that you would not expect the income statement impact to be material. Please tell us if the potential reclassification would have a material effect on your credit quality ratios (e.g., coverage ratio, NPLs to total loans, etc.), and please quantify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant